UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 13, 2017, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, regarding the agenda for its Ordinary Shareholders meeting to be held on April 28, 2017 and publication of a notice in the El Mercurio newspaper in Chile regarding the Ordinary Shareholders Meeting.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: April 13, 2017	By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

Exhibit A
[English Translation]

NOTICE OF ESSENTIAL EVENT
CENCOSUD S.A.
Securities Registry Inscription N°743

Santiago, April 13, 2017.
Mr.
Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Superintendency of Securities and Insurance
Avenida. Libertador Bernardo O´Higgins N° 1449
Present

Re: Notice of Information

For your consideration,

We would like to inform you, by means of this letter, of the following:

A.      The Board of Directors of Cencosud S.A., during a meeting that took place on March 31, 2017, decided to call an Ordinary Shareholders Meeting, to be held on April 28, 2017, at 8:30 A.M. in the Sky Costanera event center, located at Avenida Andrés Bello N°2457, 61st floor, in the Providencia neighborhood of Santiago.
B.       The agenda of the Ordinary Shareholders’ Meeting will be as follows:
(a)
Analysis of the situation of the Company and the external audit reports, and the approval of the annual report, the balance sheet and the financial statements of the Company for the financial year ended December 31, 2016, and the report of the external auditors for the same period;
(b)
Distribution of earnings from the fiscal year 2016 and distribution of dividends;
(c)
Presentation of the dividend policy of the Company;
(d)
Determination of the remuneration of the Board members;

(e)
Determination of the remuneration of the Board Committee and determination of its budget for operating expenses for their advisors;
(f)
Report on the expenses of the Board and the Board Committee;
(g)
Appointment of the external auditors for 2017;
(h)
Appointment of the rating agencies for 2017;
(i)
Presentation of matters reviewed by the Board Committee, actions carried out, its annual management report and the proposals that were not accepted by the Board, as well as the agreements adopted by the Board to approve transactions with related parties;
(j)
Provide an account of the objections of members of the Board of Directors, which were reflected in the minutes of Board meetings;
   (k)
Designation of newspaper for corporate publications; and
(l)
In general, discussion of other matters of corporate interest that do not merit an extraordinary shareholders meeting.

C.  On April 13, 2017, Cencosud published in “El Mercurio de Santiago” newspaper, the first notice regarding the Ordinary Shareholders Meeting of Cencosud S.A. Also, we reported that other publications will be made on April 17 and 21, 2017, in the same newspaper. Finally we communicated that the publications have been issued to this Superintendency through the SEIL system, and are also available for the shareholders and general public on the company website, www.cencosud.com.

D.   On April 10, 2017, Cencosud distributed a shareholder notification letter in accordance with Article 59, Part 2 of the Company law 18,046. We have attached a copy of the form of the letter.

E.  The Annual Report of the Company was issued to this Superintendency through the SEIL system on April 13, 2017 and is available for shareholders and the general public on the company website, www.cencosud.com.

F.   As of April 13, 2017, in accordance with Article 59, Part 2 of the Limited Liability Company Law, the shareholders will find at their disposal the underlying documents for the various topics to be submitted to them at the meeting, such as the annual audited and consolidated financial statements of Cencosud S.A. from December 31, 2016, on the company website, www.cencosud.com.

G.   In accordance with Article 54 of the Limited Liability Company Law, and Article 135 of the New Company Regulations, the shareholders that wish to have access to information regarding the company and its subsidiaries may request it at the Cencosud S.A. offices, located at Avenida Kennedy 9001, 6th floor, in the Las Condes neighborhood of Santiago.

Sincerely;

Sebastián Rivera Martínez
Gerente Asuntos Legales Chile
Chief Legal Officer
Cencosud S.A.

c.c.:        Bolsa de Comercio de Santiago
Bolsa de Electrónica de Chile
Bolsa de Valores de Valparaíso
Private Rating Agencies
Representatives of Bondholders
Securities and Exchange Commission (SEC)
New York Stock Exchange
The Bank of New York Mellon

CENCOSUD S.A.
Publicly- Held Corporation
Registered on the Securities Registry N° 743

Santiago, April 10, 2017

Re: Notice of Convocation of Ordinary Shareholders’ Meeting

Dear Shareholder:

I am pleased to inform you that the board of directors of Cencosud S.A. has decided to convene an Ordinary Shareholders’ Meeting of the Company to be held on April 28, 2017 at 8:30 a.m., in Sky Costanera, located at Avenida Andrés Bello 2457, 61st Floor, in the Providencia neighborhood of Santiago, in order to address the following matters:

(a)
Analysis of the situation of the Company and the external audit reports, and the approval of the annual report, the balance sheet and the financial statements of the Company for the financial year ended December 31, 2016, and the report of the external auditors for the same period;
(b)
Distribution of earnings from the fiscal year 2016 and distribution of dividends, proposal to distribute a final dividend of Ch$30 per share in addition to the interim dividend of Ch$20 per share paid in December 2016, all paid against profits of the 2016 fiscal year, hereinafter, the “Dividend”;
(c)
Presentation of the dividend policy of the Company;
(d)
Determination of the remuneration of the Board members;
(e)
Determination of the remuneration of the Board Committee and determination of its budget for operating expenses for their advisors;
(f)
Report on the expenses of the Board and the Board Committee;
(g)
Appointment of the external auditors for 2017;
(h)
Appointment of the rating agencies for 2017;
(i)
Presentation of matters reviewed by the Board Committee, actions carried out, its annual management report and the proposals that were not accepted by the Board, as well as the agreements adopted by the Board to approve transactions with related parties;
(j)
Provide an account of the objections of members of the Board of Directors, which were reflected in the minutes of Board meetings;
(k)
Designation of newspaper for corporate publications; and
(l)
In general, discussion of other matters of corporate interest that do not merit an extraordinary shareholders meeting.

Copies of all documents relating to the matters to be vote don at the Ordinary Shareholders’ Meeting may be requested by shareholders at the offices of Cencosud S.A., located at Avenida Kennedy 9001, 4th Floor, borough of Las Condes, Santiago, notwithstanding that they will also be available on the Company website, www.cencosud.com, in the section “Investors”, under the “Relevant Information” item, starting April 13, 2017.

Cencosud S.A. will also make available copies of its balance sheet and 2016 annual report available to its shareholders and the general public on the Company’s website, www.cencosud.com. Additionally, a reasonable number of copies of the annual report and balance sheet from December 31, 2016 will be made available in the offices of the Company located at Avenida Kennedy 9001, 6th floor, borough of Las Condes, Santiago.

The audited consolidated financial statements of Cencosud S.A. for the year ended December 31, 2016 and its explanatory notes and relevant external auditors’ report thereon will be made available to shareholders and the general public on the Company’s website, www.cencosud.com, starting April 13, 2017.

Shareholders registered in the Company’s shareholder registry as of midnight on the fifth business day preceding the meeting (April 22, 2017), are entitled to participate in the Ordinary Shareholders’ Meeting. Powers of attorney will be verified on the same day as the meeting, beginning at 8:00 a.m., if necessary.

Sincerely,

Jaime Soler Bottinelli
Chief Executive Officer
Cencosud S.A.